Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com



6 April 2005

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. 2005 first quarter trading update.
2. Recent share buybacks.
3. Substantial shareholder notification – AXA S.A.
4. Substantial shareholder notification – Barclays.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

dlw 4/15

· Regulatory Announcement

Go to market news section



Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Statement
Released	07:00 06-Apr-05
Number	6674K


Michael Page
INTERNATIONAL

Michael Page International plc

6 April 2005

2005 FIRST QUARTER TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports 2005 first quarter revenues (gross profit) of £59.8m, an increase of 24.3% over the £48.1m recorded in the first quarter of 2004.

In the UK, first quarter revenues were 17.1% up on the first quarter of 2004.

In Continental Europe, first quarter revenues were 30.9% up on the first quarter of 2004.

In Asia Pacific, first quarter revenues were 26.7% up on the first quarter of 2004.

In The Americas, first quarter revenues were 74.8% up on the first quarter of 2004.

During the first quarter the Group repurchased 1.85m shares at an average price of 195p.

Commenting on the first quarter result, Chief Executive Terry Benson said:
"All our geographic regions continued to show good growth in the first quarter and the outlook for the group remains encouraging."

Enquiries:

Michael Page International plc		
Terry Benson	Chief Executive	01932 264144
Stephen Puckett	Group Finance Director	01932 264144
Financial Dynamics		
Richard Mountain/Rob Gurner		020 7269 7291

END

Close

[82-5162]

Regulatory Announcement

Go to market news section



Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:34 24-Mar-05
Number	2336K

Michael Page
INTERNATIONAL

RNS Number:2336K
Michael Page International PLC
24 March 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 1,500,000 of its Ordinary shares of 1 pence each ("shares") on 24 March 2005 at a price of 195.68 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 9,615,000 of its shares in Treasury and has 347,587,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section



Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:32 23-Mar-05
Number	1624K

Michael Page
INTERNATIONAL

RNS Number:1624K
Michael Page International PLC
23 March 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 350,000 of its Ordinary shares of 1 pence each ("shares") on 23 March 2005 at a price of 191.86 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 8,115,000 of its shares in Treasury and has 349,087,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

[82-5162]

Regulatory Announcement

Go to market news section




Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:56 23-Mar-05
Number	1373K

RNS Number:1373K
Michael Page International PLC
23 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

16/03/05

11) Date company informed

    22/03/05

12) Total holding following this notification

    42,409,284

13) Total percentage holding of issued class following this notification

    12.14%

14) Any additional information

    N/A

15) Name of contact and telephone number for queries

    J TATHAM 01932 264143

16) Name and signature of authorised company official responsible for making this notification

    JEREMY TATHAM

    Date of Notification 23/03/2005

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Michael Page International ord GBP 0.01 shares

Total number of shares held as at 16/03/05 was 42,409,284
the breakdown of which is set out below:

Name of the Company/Fund	Number of Shares	Particulars of Beneficial owners
AXA UK Investment Co ICVC Extra Income Fund (Non-Beneficial)	51,316	Trustees of AXA UK Investment Co ICVC Extra Income Fund
AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	225,000	Trustees of AXA UK Investment Co ICVC Ethical Fund
AXA UK Investment Co ICVC UK Equity Income Fund (Non-Beneficial)	2,837,306	Trustees of AXA UK Investment Co ICVC UK Equity Income Fund
AXA UK Investment Co ICVC UK Growth Fund (Non-Beneficial)	2,750,000	Trustees of AXA UK Investment Co ICVC UK Growth Fund
AXA UK Investment Co ICVC	600,000	Trustees of AXA UK Investment Co ICVC

UK Opportunities Fund (Non-Beneficial)		UK Opportunities Fund
AXA World Funds British Equities Fund (Non-Beneficial)	100,000	Trustees of AXA World Funds British Equities Fund
Sun Life Nominees Ltd A/c 20 (Non-Beneficial)	75,587	Trustees of the Princes Pension Scheme
Sun Life Nominees Ltd A/c 29 (Non-Beneficial)	127,520	Trustees of the Cobham Pension Plan
Sun Life Nominees Ltd A/c 31 (Non-Beneficial)	27,075	Trustees of the Princes (1977) Pension Scheme
Sun Life Nominees Ltd A/c 32 (Non-Beneficial)	31,384	Eldridge Pope Pension Fund
Sun Life Pensions Management Ltd (Beneficial)	200,000	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd (Beneficial)	1,429,291	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	4,947,423	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	11,180,933	Sun Life Pensions Management Ltd
Sun Life Assurance Society PLC (Beneficial)	5,500,000	Sun Life Assurance Society Plc
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,387,449	Sun Life Unit Assurance Ltd
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	7,500,000	AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)

AXA General Unit Trust (Non-Beneficial)	1,266,743	HSBC Global Custody Nominee (UK) Limited as Trustees of the Trust
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	2,202,257	AXA UK Group Pension Scheme Equity Fund

		Holding as % of Issued Capital
Total Beneficial Interest	32,145,096	9.20
Total Non-Beneficial Interest	10,264,188	2.94
Total	42,409,284	12.14%

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

• Regulatory Announcement

Go to market news section



Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:37 16-Mar-05
Number	8475J

Michael Page INTERNATIONAL

RNS Number:8475J
Michael Page International PLC
16 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

8/3/05

11) Date company informed

16/3/05

12) Total holding following this notification

46,492,895

13) Total percentage holding of issued class following this notification

13.31%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 16/3/2005

Letter to: Michael Page International Limited
Dated: 11 March 2005

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 8 March 2005 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 13.31%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 349,437,799 is the latest figure available to us.

From: Geoff Smith
Manager, Secretarial Services
Barclays PLC

LEGAL ENTITY REPORT - ALL

MICHAEL PAGE INTL SEDOL: 3023231

As at 08 March 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 46,492,895 ORD GBP0.01 representing 13.31% of the issued share capital of 349,437,799 units.

Legal Entity	Holding	Percentage Held
Gerrard Ltd	3,500	0.0010

Barclays Life Assurance Co Ltd	1,142,608	0.3270
Barclays Global Investors Australia Ltd	100,302	0.0287
Barclays Global Investors Ltd	16,089,268	4.6043
Woolwich Unit Trust Managers Ltd	1,319,680	0.3777
Barclays Global Investors Ltd	26,034,613	7.4504
Barclays Global Investors, N.A.	1,802,924	0.5159
Group Holding	46,492,895	13.3050

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 08 March 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 46,492,895 ORD GBP0.01 representing 13.31% of the issued share capital of 349,437,799 units.

Registered Holder	Account Designation	Holding
BANK OF IRELAND	4239749	282,243
BANK OF NEW YORK	214075	896,386
BANK OF NEW YORK	221428	135,186
BANK OF NEW YORK	367748	1,631,259
BANK OF NEW YORK	392067	1,891,907
BANK OF NEW YORK	392177	111,865
BANK OF NEW YORK	768198	74,847
BNP PARIBAS		16,647
BNY (OCS) NOMINEES LTD	221476	142,382
BNY (OCS) NOMINEES LTD	387173	257,371
BOISS NOMINEES LTD	4224361	151,763
CHASE NOMINEES LTD	16376	199,772
CHASE NOMINEES LTD	16669	52,657
CHASE NOMINEES LTD	18243	45,476
CHASE NOMINEES LTD	19518	72,148
CHASE NOMINEES LTD	19519	351,146
CHASE NOMINEES LTD	20947	21,557,342
CHASE NOMINEES LTD	21359	43,642
CHASE NOMINEES LTD	25772	161,665
CHASE NOMINEES LTD	27793	24,587
CHASE NOMINEES LTD	27795	36,775
CHASE NOMINEES LTD	27797	57,002
CHASE NOMINEES LTD	27799	115,541
CHASE NOMINEES LTD	27800	389,771
CHASE NOMINEES LTD	28270	134,468
CHASE NOMINEES LTD	28270	247,540
CHASE NOMINEES LTD	31961	429,567
CIBC MELLON GLOBAL SECURITIES		18,108
CITIBANK	6010064440	47,807
CITIBANK	6010613363	135,168
CITIBANK	6010640794	92,109
CITIBANK	6010782807	85,225
DUMMY	71219	18,108
DUMMY	90042	950,552
DUMMY	90089	323,350
DUMMY	90100	74,383
DUMMY	90214	9,182
DUMMY	91107	133,706
DUMMY	93001	100,302
DUMMY	93022	16,455
DUMMY	93028	62,603

DUMMY	93286	80,099
DUMMY	93491	16,647
DUMMY	93544	50,079
DUMMY	93548	67,760
HSBC	813168	484,533
HSBC	814537	29,369
HSBC	845315	17,325
INVESTORS BANK AND TRUST CO.		323,350
INVESTORS BANK AND TRUST CO.		9,182
INVESTORS BANK AND TRUST CO.		133,706
INVESTORS BANK AND TRUST CO.		74,383
INVESTORS BANK AND TRUST CO.		950,552
JP MORGAN (BGI CUSTODY)	16331	126,874
JP MORGAN (BGI CUSTODY)	16341	209,496
JP MORGAN (BGI CUSTODY)	16341	403,867
JP MORGAN (BGI CUSTODY)	16344	166,947
JP MORGAN (BGI CUSTODY)	16345	235,424
JP MORGAN (BGI CUSTODY)	16400	4,062,713
JP MORGAN (BGI CUSTODY)	16612	132,514
JP MORGAN (BGI CUSTODY)	16621	68,955
JP MORGAN (BGI CUSTODY)	16644	268,673
JP MORGAN (BGI CUSTODY)	16901	43,765
JP MORGAN (BGI CUSTODY)	18409	171,144
JP MORGAN (BGI CUSTODY)	19514	70,057
JP MORGAN (BGI CUSTODY)	27795	188,419
JP MORGAN (BGI CUSTODY)	27799	218,158
JP MORGAN (BGI CUSTODY)	28166	1,174,661
JP MORGAN (BGI CUSTODY)	29514	240,841
JPM FRANKFURT	27717	19,243
JPMORGAN CHASE BANK		100,302
MELLON BANK	ABGFZ872482	1,674,846
MELLON BANK	TGGF0003002	36,194
MELLON TRUST - BOSTON & SF		50,079
MELLON TRUST OF NEW ENGLAND		62,603
MIDLAND BANK (HSBC BANK PLC)	772823	570,634
NORTHERN TRUST	BCP04	24,693
NORTHERN TRUST	CVS21	540,486
NORTHERN TRUST	SC006	111,965
NORTHERN TRUST	TNF01	124,499
NORTHERN TRUST	USF06	72,883
NORTHERN TRUST	USF12	999,854
NORTHERN TRUST BANK - BGI SEPA		16,455
NORTHERN TRUST BANK - BGI SEPA		67,760
NORTHERN TRUST BANK - BGI SEPA		80,099
R C Greig Nominees Limited a/c	BL1	3,500
STATE STREET	2RJ2	49,368
STATE STREET	JD12	184,814
STATE STREET	N3B6	91,863
STATE STREET	N3YZ	13,249
	Group Holding	46,492,895

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close